Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended May 31, 2014

Filed: July 11, 2014

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of Canadian dollars)

	May 31, 2014	August 31, 2013

ASSETS
Current
Cash and cash equivalents	$160,691	$111,784
Amounts receivable (Note 3)	10,598	6,931
Prepaid expenses	226	490
Total current assets	171,515	119,205
Restricted cash (Note 4 (a(i)))	-	10,155
Other assets (Note 1)	3,734	2,023
Performance bonds (Note 4 (a(ii)))	4,932	3,433
Exploration and evaluation assets (Note 5)	27,584	22,447
Property, plant and equipment (Note 4)	336,013	232,717
Total assets	$543,778	$389,980

LIABILITIES
Current
Accounts payable and accrued liabilities	$17,913	$25,057
Total current liabilities	17,913	25,057

Deferred income taxes	11,879	11,908
Asset retirement obligation	1,492	1,407
Total liabilities	31,284	38,372

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	590,739	425,435
Contributed surplus	21,947	18,593
Accumulated other comprehensive loss	(62,379)	(61,481)
Deficit	(109,701)	(85,349)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	440,606	297,198

Non-controlling interest (Note 4 (a(i)))	71,888	54,410
Total shareholders’ equity	512,494	351,608
Total liabilities and shareholders’ equity	$543,778	$389,980

CONTINGENCIES AND COMMITMENTS (NOTE 8)

Approved by the Board of Directors and authorized for issue on July 11, 2014

“Iain McLean”
Iain McLean, Director

“Eric Carlson”
Eric Carlson, Director

See accompanying notes to the consolidated financial statements	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income
(Loss)
(Unaudited – in thousands of Canadian dollars, except share data)

	Three months ended		Nine months ended
	May 31,	May 31,	May 31,	May 31,
	2014	2013	2014	2013

EXPENSES
General and administrative	$1,350	$702	$5,862	$4,183
Foreign exchange (gain) loss	276	10,686	(477)	9,166
Stock compensation expense	-	3	2,222	1,166
Write-down of exploration and evaluation assets	3,388	-	3,388	143
	(5,014)	(11,391)	(10,995)	(14,658)

Finance income	694	1,376	3,400	3,947
Loss for the period	(4,320)	(10,015)	(7,595)	(10,711)

Other comprehensive loss
Foreign currency translation adjustment	(2,222)	(23,185)	(177)	(29,013)

Comprehensive loss for the period	(6,542)	(33,200)	(7,772)	(39,724)

Income (Loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	(4,324)	(10,077)	(7,629)	(10,966)
Non-controlling interests	4	62	34	255
	$(4,320)	$(10,015)	$(7,595)	$(10,711)

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(6,156)	(30,206)	(7,450)	(36,590)
Non-controlling interests	(386)	(2,994)	(322)	(3,134)
	$(6,542)	$(33,200)	$(7,772)	$(39,724)

Basic and diluted loss per common share	$(0.01)	$(0.03)	$(0.02)	$(0.04)

Weighted average number of common shares outstanding:
Basic and diluted	551,285,418	402,715,846	484,909,537	298,782,747

See accompanying notes to the consolidated financial statements	3

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited – in thousands of Canadian dollars, except share data)

				Accumulated		Attributable to
	# of			Other		Shareholders	Non-
	Common	Share	Contributed	Comprehensive		of the Parent	Controlling
	Shares	Capital	Surplus	Income (loss)	Deficit	Company	Interest	Total
Balance, August 31, 2012	177,584,542	$256,312	$16,934	$(36,521)	$(55,318)	$181,407	$39,683	$221,090
Stock based compensation	-	-	1,734	-	-	1,734	-	1,734
Share issuance – financing	225,000,000	180,000	-	-	-	180,000	-	180,000
Share issuance costs	-	(10,788)	-	-	-	(10,788)	-	(10,788)
Issued upon exercise of options	175,000	266	(75)	-	-	191	-	191
Funding of non-controlling interest	-	-	-	-	(9,007)	(9,007)	9,007	-
Foreign currency translation adjustment	-	-	-	(25,624)	-	(25,624)	(3,389)	(29,013)
Net income (loss) for the period	-	-	-	-	(10,966)	(10,966)	255	(10,711)
Balance, May 31, 2013	402,759,542	425,790	18,593	(62,145)	(75,291)	306,947	45,556	352,503
Share issuance costs	-	(355)	-	-	-	(355)	-	(355)
Funding of non-controlling interest	-	-	-	-	(8,655)	(8,655)	8,655	-
Foreign currency translation	-	-	-	664	-	664	151	815
Net income (loss) for the period	-	-	-	-	(1,403)	(1,403)	48	(1,355)
Balance, August 31, 2013	402,759,542	425,435	18,593	(61,481)	(85,349)	297,198	54,410	351,608
Stock based compensation	-	-	3,367	-	-	3,367	-	3,367
Share issuance – financing	148,500,000	175,230	-	-	-	175,230	-	175,230
Share issue costs	-	(9,968)	-	-	-	(9,968)	-	(9,968)
Issued upon the exercise of options	28,300	42	(13)	-	-	29	-	29
Funding of non-controlling interest	-	-	-	-	(5,029)	(5,029)	5,029	-
Transactions with non-controlling interest	-	-	-	(1,077)	(11,694)	(12,771)	12,771	-
Foreign currency translation	-	-	-	179	-	179	(356)	(177)
Net income (loss) for the period	-	-	-	-	(7,629)	(7,629)	34	(7,595)
Balance, May 31, 2014	551,287,842	$590,739	$21,947	$(62,379)	$(109,701)	$440,606	$71,888	$512,494

See accompanying notes to the consolidated financial statements	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – in thousands of Canadian dollars)

	Nine months ended
	May 31,	May 31,
	2014	2013

OPERATING ACTIVITIES
Loss for the period	$(7,595)	$(10,711)

Add items not affecting cash:
Depreciation	354	276
Foreign exchange gain	3	9,166
Write down of exploration and evaluation assets	3,388	143
Stock compensation expense	2,222	1,166
Net change in non-cash working capital (Note 9)	(1,146)	1,113
	(2,774)	1,153

FINANCING ACTIVITIES
Share issuance	175,230	180,000
Share issuance costs	(9,968)	(10,789)
Share issuance – stock options	29	184
	165,291	169,395

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(109,771)	(44,451)
Exploration expenditures, net of recoveries	(7,792)	(9,118)
South African VAT	(4,438)	(3,027)
Performance bonds	(1,509)	4,370
Restricted cash	10,125	9,738
	(113,385)	(42,488)

Net increase in cash and cash equivalents	49,132	128,060
Effect of foreign exchange on cash and cash equivalents	(225)	(9,860)
Cash and cash equivalents, beginning of period	111,784	17,665

Cash and cash equivalents, end of period	$160,691	$135,865

See accompanying notes to the consolidated financial statements	5

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

1.         NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company amalgamated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa. The Company is currently developing the Project 1 platinum mine in South Africa. Project 1 is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held a 74% working interest as of August 31, 2013 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 26%. A formal Mining Right was granted for Project 1 on April 4, 2012 by the Government of South Africa.

As a result of dilution to the holdings of Africa Wide, at May 31, 2014 and at present the Company holds a 77.49% working interest in Maseve and therefore Project 1. This working interest may, subject to a formal arbitration process as discussed below, increase to 82.94% .

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership)
Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (77.49% ownership)
Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership)
Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership)
Mnombo Wethu Consultants (Pty) Limited. – Johannesburg, RSA (49.9% ownership)

Prior to October 18, 2013 the Company was working with a syndicate of four international financial institutions (the “Lenders”) to complete a USD $260 million senior loan facility for the Project 1 platinum mine. Negotiations had advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the loan facility would have been subject to the negotiation and execution of definitive documentation and satisfaction of conditions precedent.

Under the terms of the above mentioned senior loan facility the Company and Africa Wide would have been required to fund their respective 74% and 26% share of Project 1 funding over and above that which would have been provided by the senior loan facility. The Company and Africa Wide were also to be guarantors and obligors under the senior loan facility.

On October 18, 2013 Africa Wide informed the Company that it would not be funding its approximately USD $21.8 million share of a six month budget and cash call unanimously approved by the board of directors and shareholders of Maseve.

Subsequent to October 18, 2013 the Company began working with the Lenders to restructure a loan facility for Project 1 excluding Africa Wide and wherein the Company will be required to guarantee the obligations of Maseve by a pledge of its interests in the capital of Maseve and its interests in the Waterberg Joint Venture and Waterberg Extension (defined herein). On November 8, 2013 the Company entered into a new mandate letter with three of the four Lenders for a new USD $195 million senior loan facility for the Project 1 platinum mine. The new mandate will build on the work and due diligence completed towards the senior loan facility agreement that was achieved up to Africa Wide’s announcement on October 18, 2013.

On December 31, 2013 the Company closed a $175 million equity financing for 148.5 million shares at a price of $1.18 per share.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

The closing and draw down of the new senior loan facility remains subject to finalization of a facility agreement and a number of conditions in the new mandate letter, including financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The new senior loan facility under the terms and conditions of the new mandate letter is to replace the previously proposed senior loan facility and would not rely on Africa Wide to provide any covenants, guarantees or consents. All costs directly related to the senior loan facility and the new mandate letter are included in other non-current assets.

Although Africa Wide has the right to participate in future cash calls relative to their percentage holding in Maseve at the time of each cash call, the Company anticipates that Africa Wide will not participate in future cash calls and that the Company and any new BEE partner will be responsible for all required additional equity to fund the construction of Project 1 as well as a cost overrun account under a new senior loan facility.

On March 3, 2014 Africa Wide failed to pay its approximately USD $21.52 million share of a second unanimously approved cash call. The Company estimates that Africa Wide will dilute to approximately a 17.1% holding in Maseve as a result of this second missed cash call, subject to the outcome of arbitration proceedings as described below. If Africa Wide does not fund its share of future cash calls they will likely be subject to further dilution under the terms of the Maseve Shareholders’ Agreement.

There is no certainty that the Company will successfully complete the new senior loan facility described above. Failure by the Company to complete a senior loan facility or alternative financing for Project 1, or to provide its share of required funding, may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. Estimated break fees that would be payable to contractors and suppliers for the Project 1 platinum mine in the event of an orderly cessation of work are estimated at $53,966 (Note 8).

2.         BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The consolidated financial statements have been prepared under the historical cost convention.

These unaudited condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2013.

The consolidated financial statements are presented in Canadian dollars.

These interim financial statements follow the same significant accounting principles as those outlined in the notes to the annual financial statements for the year ended August 31, 2013 with the following standards adopted in the current fiscal period: IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement. These new standards adopted have not resulted in any material change to the results of the Company.

The Company has not disclosed the fair value of accounts receivable, accounts payable, cash and cash equivalent, restricted cash and performance bonds because the carrying values approximate fair value as permitted by IFRS 7 therefore no IFRS 13 disclosures are required. The Company does not have any non-financial assets measured on a recurring basis.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

3.         AMOUNTS RECEIVABLE

	May 31, 2014	August 31, 2013
South African VAT	$10,152	$5,713
Other receivables	3	600
Interest	147	287
Canadian sales tax	25	73
Due from related parties (Note 7)	271	258
	$10,598	$6,931

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

4.         PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office	Mining
	assets	work-in-progress	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2012	$137,593	$3,694	$14,770	$3,934	$948	$7,327	$168,266
Additions	40,139	26,168	-	-	823	21,334	88,464
Foreign exchange movement	(16,635)	(462)	(1,846)	(492)	(58)	(915)	(20,408)
Balance, August 31, 2013	161,097	29,400	12,924	3,442	1,713	27,746	236,322
Additions	63,350	40,393	-	721	49	3,898	108,411
Foreign exchange movement	(455)	(86)	(38)	(10)	(2)	(81)	(672)
Balance, May 31, 2014	$223,992	$69,707	$12,886	$4,153	$1,760	$31,563	$344,061

ACCUMULATED DEPRECIATION
Balance, August 31, 2012	-	-	-	223	708	428	1,359
Additions	-	-	-	179	157	2,034	2,370
Foreign exchange movement	-	-	-	(28)	(43)	(53)	(124)
Balance, August 31, 2013	-	-	-	374	822	2,409	3,605
Additions	-	-	-	157	166	4,129	4,452
Foreign exchange movement	-	-	-	(1)	(1)	(7)	(9)
Balance, May 31, 2014	$-	$-	$-	$530	$987	$6,531	$8,048

Net book value, August 31, 2013	$161,097	$29,400	$12,924	$3,068	$891	$25,337	$232,717

Net book value, May 31, 2014	$223,992	$69,707	$12,886	$3,623	$773	$25,032	$336,013

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

a)         Project 1

Project 1, is located in the Western Bushveld region of South Africa and is currently in development. Project 1 is classified as development assets and construction in progress in Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of a reorganization executed on April 22, 2010 the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide (a 100% owned subsidiary of Wesizwe Platinum Ltd.). In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Africa Wide’s 26% share of capital requirements. These funds were classified as restricted cash. As of May 31, 2014, the balance of restricted cash is $Nil ($10,155 – August 31, 2013). No work was carried out on Project 3 during the period.

The Company consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $68,534 at May 31, 2014 ($51,386 – August 31, 2013), is accounted for as a non-controlling interest.

On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, informed the Company that they would not be funding their share of a budget and cash call unanimously approved by the board of directors and shareholders of Project 1 operating company Maseve.

As a result of Africa Wide’s failure to fund their share of the above mentioned cash call, and as determined in accordance with the dilution provisions of the Maseve Shareholder’s Agreement, the Company calculated that Africa Wide would be diluted by 4.98% to a holding in Maseve of 21.02%. Africa Wide has instead calculated its dilution at 3.49%, reducing their shareholding, in their opinion, to 22.51%. At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to dilute Africa Wide by 3.49% with the possible further dilution of 1.49% sent to arbitration for determination according to the terms of the Maseve Shareholders’ Agreement. The arbitration is currently in process and a decision is expected in July, 2014, although the exact date of a decision is not certain. At period end, Africa Wide had been diluted by 3.49% to 22.51%.

On March 3, 2014 Africa Wide failed to pay its approximately USD $21.52 million share of a second unanimously approved cash call. The Company estimates that Africa Wide will dilute to approximately a 17.1% holding in Maseve as a result of this second missed cash call. The outcome of the arbitration proceedings described above will determine the final dilution formula for the first and second missed cash call as well as for future dilution to Africa Wide, should it occur.

Africa Wide is the Company’s BEE partner for Project 1, and legislation and regulations in South Africa require a 26% BEE equity stake in Mining Rights of good standing. The Company immediately advised the Department of Mineral Resources (“DMR”) of Africa Wide’s October 18, 2013 decision and the dilution implications as a result thereof. The DMR has provided the Company with assurance that it will apply the provisions of the Mineral and Petroleum Resources Development Act (#28 of 2002) and that any administrative processes or decisions to be conducted or taken will occur in a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is developing a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide into another bona fide BEE holding company. The Company is considering Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) as the BEE company for this transaction. The Company currently owns 49.9% of the issued and outstanding shares of Mnombo and Mnombo acts as the Company’s BEE partner in respect of their Waterberg JV Project and the Waterberg Extension Project.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

ii.	Other financial information - Project 1

At May 31, 2014 the Company had $4,932 posted in cash for environmental performance and other guarantees in South Africa, of which approximately $4,831 relates to Project 1 ($3,433 – August 31, 2013). By agreement in October 2012 a third party insurer posted a bond in the amount of $6,002 (R58.5 million) to the credit of the DMR in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right. Subsequent to the posting of the bond the DMR released $6,008 (R58.5 million) to the Company from funds previously deposited. The Company then deposited $1,232 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,232 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company will pay an annual fee of approximately $62 (R600,000) to the insurer as compensation.

5.         EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	South Africa	Canada	Total
Balance, August 31, 2013	$17,194	$5,253	$22,447
Additions	9,373	160	9,533
Recoveries	(933)	-	(933)
Writedowns	-	(3,388)	(3,388)
Foreign exchange movement	(75)	-	(75)

Balance, May 31, 2014	$25,559	$2,025	$27,584

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

REPUBLIC OF SOUTH AFRICA

	May 31, 2014	August 31, 2013

Project 3 – see Note 4(a)	$3,183	$3,192

Waterberg
Acquisition costs	18	16
Exploration and evaluation costs	23,010	20,447
Recoveries	(9,749)	(8,843)
	13,279	11,620

Waterberg Extension
Acquisition costs	22	-
Exploration and evaluation costs	7,077	347
	7,099	347

War Springs
Acquisition costs	129	127
Exploration and evaluation costs	3,376	3,386
Recoveries	(2,102)	(2,112)
	1,403	1,401

Tweespalk
Acquisition costs	74	72
Exploration and evaluation costs	639	641
Recoveries	(159)	(160)
	554	553

Other
Acquisition costs	10	8
Exploration and evaluation costs	1,043	1,084
Recoveries	(1,012)	(1,011)
	41	81

Total South Africa Exploration	$25,559	$17,194

Waterberg JV

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the North Limb of the Bushveld Complex, approximately 70 kilometers north of the town of Mokopane (formerly Potgietersrus). PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right until September 1, 2012 for the requested area. Application for the renewal of this prospecting right for a further three years has been made and acknowledged by the DMR. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal. The original prospecting right was enlarged by a section 102 legal amendment in January 2013 and two further prospecting rights were granted to PTM RSA for the Waterberg JV Project and were executed on October 2, 2013. These prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

In October 2009, PTM RSA entered into an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo whereby JOGMEC could earn up to a 37% interest in the Waterberg JV for an optional work commitment of USD $3.2 million over 4 years, while at the same time Mnombo was required to match JOGMEC's expenditures on a 26/74 basis (USD $1.12 million). Under the terms of the October 2009 agreement the Company would retain a 37% share in the newly created Waterberg JV while Mnombo, a BEE partner, would earn the remaining 26% share.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of joint venture costs until the completion of a feasibility study. When combined with the Company's 37% direct interest in the Waterberg JV (after the JOGMEC earn-in), the 12.974% indirect interest acquired through Mnombo brings the Company's effective project interest to 49.974% .

In April 2012, JOGMEC completed its USD $3.2 million earn in requirement. Following JOGMEC’s earn in the Company funded Mnombo’s USD $1.12 million share of costs and the earn-in phase of the joint venture ended in May 2012. Since then and up to May 31, 2014 an additional USD $20.974 million has been spent on the joint venture. The Company has funded the Company’s and Mnombo’s combined 63% share of this work for a cost of USD $13.214 million with the remaining USD $7.760 million funded by JOGMEC. As of May 31, 2014 an amount of USD $0.248 million in advances is due from JOGMEC against its 37% share of approved joint venture work to be completed in fiscal 2014.

Waterberg Extension

During 2012 the Company applied to the DMR for further prospecting rights adjacent to the North and East of the existing Waterberg JV property (the “Waterberg Extension”). These extension areas are located approximately 85 km north of the town of Mokopane and are not included in the existing Waterberg JV property.

The Waterberg Extension Project is now comprised of three contiguous prospecting rights covering approximately 489 km2 and three additional contiguous prospecting rights under accepted applications covering approximately 375 km2 for a total a combined area of approximately 864 km2. Of the granted prospecting rights, two were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas.

The Company holds a direct 74% interest in the Waterberg Extension and Mnombo holds a 26% interest, leaving the Company with an 86.974% effective interest

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex, north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for USD $690 per hectare. The Company pays annual prospecting fees to the vendors of USD $3.25 per hectare. The vendors retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for USD $1,400.

BEE groups Africa Wide and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

No work was carried out on the War Springs or Tweespalk properties during the period. The Company is considering future exploration programs or a possible sale of the project.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

CANADA

	May 31, 2014	August 31, 2013

Ontario
Acquisition costs	$570	$594
Exploration and evaluation costs	2,818	2,796
Writedown	(3,388)
	-	3,390

Providence, Northwest Territories
Acquisition costs	106	106
Exploration and evaluation costs	1,693	1,686
	1,799	1,792

Newfoundland and Labrador
Acquisition costs	160	61
Exploration and evaluation costs	66	10
	226	71

Total Canada Exploration	$2,025	$5,253

Thunder Bay, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The Shelby Lake Property consists of 20 claims totalling 38.56 km2 that includes the Company’s core long term holdings in the Lac Des Iles area consisting of the 8 claim Shelby Lake and South Legris properties. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Shelby Lake Property by completing $400 in exploration expenditures over a 3 year period, with an initial cash payment to the Company of $25. The Company will retain a 1% Net Smelter Royalty (NSR) once LDI has completed the option earn in. At May 31, 2014 all deferred acquisition and exploration costs were written off for all Ontario properties.

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration Corp. for a payment of $50 and a 1.0% NSR royalty. The claims that comprise the Providence property have been brought to lease. The application for lease was submitted in 2011 with the final lease grant approved in June 2013. To date the first, second and third year lease payments and application fees have been paid. Total acquisition costs were $106. As of May 31, 2014, the Company has spent $1,693 ($1,686 – August 31, 2013) toward exploration on the property.

Newfoundland and Labrador

On August 9, 2013, the Company entered into an option agreement with Benton Resources Corp. on the Mealy Lake Property in southwestern Labrador. The agreement consists of a one-time cash payment made by the Company of $51 on signing and $2,400 in exploration expenditures to be made over four years to earn a 71% interest in the property.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

In addition to the Mealy Lake Project, the Company also staked the Atikonak Property in southwestern Labrador.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

6.         SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

At May 31, 2014, there were 551,287,842 shares outstanding.

During the nine months ended May 31, 2014, the Company closed an offering of 148,500,000 shares for net proceeds to the Company of $165 million after underwriters’ fees and other costs of the offering.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

		Average
	Number of Shares	Exercise Price

Options outstanding at August 31, 2012	13,759,500	$1.91
Granted	3,809,000	0.93
Exercised	(175,000)	1.05
Expired	(800,000)	4.35
Cancelled	(785,000)	1.53
Options outstanding at August 31, 2013	15,808,500	1.58
Granted	5,825,000	1.30
Exercised	(28,300)	1.01
Expired	(1,580,700)	1.78
Options outstanding at May 31, 2014	20,024,500	$1.48

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

Number
Outstanding and		Average Remaining
Exercisable at		Contractual Life
May 31, 2014	Exercise Price	(Years)
3,274,000	$ 0.96	3.27
25,000	1.00	3.07
23,000	1.03	3.40
100,000	1.05	4.00
100,000	1.20	2.60
9,319,000	1.30	3.82
75,000	1.38	2.72
982,000	1.40	0.25
3,699,000	2.05	1.93
2,327,500	2.10	1.49
50,000	2.20	1.52
50,000	2.57	1.60
20,024,500		2.48

The stock options outstanding have an intrinsic value of $639 at May 31, 2014.

During the nine months ended May 31, 2014, the Company granted 5,825,000 stock options (May 31, 2013 – 3,809,000). The Company recorded $3,368 ($2,222 expensed and $1,146 capitalized to property, plant and equipment) of compensation expense during the nine months ended May 31, 2014 (May 31, 2013 – $1,750 ($1,166 expensed and $584 capitalized to property plant and equipment)).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the nine months ended May 31, 2014 and 2013:

Nine months ended	May 31, 2014	May 31, 2013
Risk-free interest rate	1.48%	1.34%
Expected life of options	3.7	3.5
Annualized volatility	60%	64%
Forfeiture rate	0%	3%
Dividend rate	0.00%	0.00%

7.         RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the nine months ended May 31, 2014, $264 ($102 – May 31, 2013) was paid to independent directors for directors’ fees and services.

(b)

During the nine months ended May 31, 2014, the Company accrued or received payments of $77 ($77 – May 31, 2013) from West Kirkland Mining Inc. (“WKM”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $69 ($15 – May 31, 2013) due from WKM.

(c)

During the nine months ended May 31, 2014, the Company accrued or received payments of $24 ($80 – May 31, 2013) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $203 ($131 – May 31, 2013) due from NE.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

8.         CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $2,997 to August 31, 2020. The Company also has commitments for Project 1 related insurance coverage totaling approximately $61 over the next fiscal year.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, ESKOM. In consideration Maseve is to pay connection fees and guarantees totaling R142.22 million ($14,592 at May 31, 2014) to fiscal 2014. The Company has paid R70.42 million ($7,067 at May 31, 2014), therefore R71.8 million ($7,525 at May 31, 2014) of the commitment remains outstanding. These fees are subject to possible change based on ESKOM’s cost to install. ESKOM’s schedule to deliver power is also subject to potential for change.

On March 26, 2013 the Company waived an outstanding condition precedent to a water off-take agreement with the Magalies Water Board for the long term supply of water to the Project 1 mine site. The agreement is now in effect. Pursuant to a 50/50 sharing agreement with Wesizwe, the Company will be responsible for the cost of regional infrastructure to deliver water to the Project 1 mine site in an amount not to exceed R73.0 million (approximately $7.49 million at May 31, 2014). In order to source water for its own nearby project Wesizwe will be required to pay for its 50% share of the cost as described above. Wesizwe indicated to the Company on November 11, 2013 that they will comply with the sharing agreement.

Tenders for the primary mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R1,048 million ($108 million at May 31, 2014) over the next three years.

From period end the aggregate commitments are as follows:

	Payments by period
	< 1	1 – 3	4 – 5	> 5
	years	years	years	years	Total

Lease obligations	$131	$866	$971	$1,029	$2,997
ESKOM – power	398	7,127	-	-	7,525
Magalies water	4,471	1,168	-	-	5,639
Insurance contracts	61	-	-	-	61
Concentrator plant and surface infrastructure	20,977	32,368	-	-	53,345
Mining development	16,048	28,896	-	-	44,944
Mining equipment	4,215	5,050	-	-	9,265
Other	5,207	14,907	-	-	20,114
	$51,508	$90,382	$971	$1,029	$143,890

The above contracts are subject to the following estimated break fees in the event of cancellation:

Concentrator plant and surface infrastructure	$23,771
Mining development	15,710
Mining equipment	4,944
Magalies water	5,520
Other property expenditures	4,021
$53,966

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three and nine months ended May 31, 2014
(in thousands of Canadian dollars unless otherwise noted)

9.         SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Nine months ended	May 31, 2014	May 31, 2013

Amounts receivable, prepaid expenses and
other assets	$(692)	$(34)
Accounts payable and accrued liabilities	(454)	1,147
	$(1,146)	$1,113

10.       SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis follows:

Assets

	May 31, 2014	August 31, 2013
Canada	$164,866	$115,328
South Africa	378,912	274,652
	$543,778	$389,980

Substantially all of the Company’s capital expenditures are made in the South Africa; however the Company also has exploration properties in Canada.

Income (Loss) attributable to the shareholders of Platinum Group Metals Ltd.

Nine months ended	May 31, 2014	May 31, 2013

Canada	$(7,742)	$(12,951)
South Africa	113	1,985
	$(7,629)	$(10,966)